Exhibit (a)(5)(c)

PRESS RELEASE

FOR IMMEDIATE RELEASE

TIBERIUS CAPITAL URGES MATHSTAR, INC. (OTC: MATH.PK) SHAREHOLDERS TO

TENDER; EXTENDS OFFER UNTIL 11:59 P.M. (EDT) ON JUNE 30, 2009

CHICAGO, Illinois, June 22, 2009 — Tiberius Capital II, LLC (“Tiberius”), a value-opportunity fund located in Chicago, announced today that it is urging shareholders to tender their shares to Tiberius, and is extending the tender offer to expire at 11:59 P.M., New York City time, on June 30, 2009. Tiberius is also waiving the Board control provision, whereby Tiberius would assume control of the MathStar Board (“Board”) at closing.

“Don’t be fooled by the recent run-up in price. MathStar stock was trading at $.84 as recently as May 8, 2009. The stock price has traded up on very little volume,” stated John M. Fife, who, with Robert T. Sullivan, is one of the principals of Tiberius.

Mr Fife continued, “MathStar shareholders should tender to Tiberius for several reasons:

1.	Based on MathStar’s own public filings, the market has rejected the technology developed under the Board’s direction.

2.	MathStar curtailed business operations in the second quarter of 2008, and since that time, no “deal,” merger, partner or technology licensing has materialized. The Board continues to spend cash and waste corporate assets.

3.	In Tiberius’ opinion, the Board is only interested in entrenching themselves and not in enhancing or preserving shareholder value. CEO Pihl’s total compensation for 2008 was $463,331 (although he apparently repaid $119,441 in 2009). The four other MathStar directors received total 2008 compensation of $141,035.”

4.	In Tiberius’ opinion, the Board’s articulated desire to preserve MathStar’s net operating losses (“NOLs”) for a prospective business combination is an unrealistic ‘pipe dream.’ Tiberius tried working with the Board to preserve the NOLs prior to making the tender offer, and its proposal received no response from the Board.

Mr. Fife added, “The upcoming shareholder vote on whether to liquidate MathStar is advisory only. Shareholders could vote in favor of liquidation, and, in Tiberius’ opinion, this Board might be inclined to ignore the will of the shareholders. This Board has turned a deaf ear to a cacophony of calls to liquidate or merge.”

Mr. Fife continued, “If shareholders don’t tender their shares to us, and if we withdraw the tender offer, the value of those shares, in our opinion, could very well decline as the Board continues to spend cash and deplete the company’s assets. We believe our tender offer is a superior proposal for the MathStar shareholders in that it gives them liquidity for all or part of their shares, without the worry that the price may decline if shareholders decide to sell at the same time.

The tender offer is now scheduled to expire at 11:59 P.M., New York City time, on Tuesday, June 30, 2009, unless extended. It was previously set to expire at 12:01 A.M., New York City time, on Tuesday, June 30, 2009. The reason for the extension is to give brokers extra time to complete their tenders. Tiberius reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more are tendered, or fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered. The tender offer is subject to certain conditions, including Tiberius being satisfied in its reasonable discretion that at least $13.75 million in cash or long-term marketable securities remains in MathStar at the expiration of the Offer. Tiberius owns 53,087 MathStar shares.

Further details and other conditions of the tender offer are set forth in the Offer to Purchase. The tender offer documents, including the Offer to Purchase and related Letter of Transmittal, will be filed today with the Securities and Exchange Commission (“SEC”). MathStar’s stockholders may obtain copies of the tender offer documents for free when they become available at www.sec.gov. Free copies of such documents can also be obtained when they become available by calling Mellon Investor Services LLC, toll-free at (866) 223-5707. MathStar stockholders are advised to read all of the tender offer documents carefully and in their entirety, because they contain important information.

Forward-looking Statements

This press release contains forward-looking statements. Tiberius disclaims any intent or obligation to update these forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding MathStar’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.

TIBERIUS CAPITAL II, LLC

303 EAST WACKER DRIVE, SUITE 311 CHICAGO, ILLINOIS 60601